FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                               02 November, 2007


                               File no. 0-17630


                           Director/PDMR Shareholding



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Director/PDMR Shareholding



                              2nd November 2007


                    TAKE-UP OF SCRIP DIVIDEND BY TRUSTEES OF
                         CRH plc EMPLOYEE BENEFIT TRUST


The Trustees of the CRH plc Employee Benefit Trust elected to take 147 Ordinary Shares of EUR0.32 each in CRH plc, at EUR31.01 per Ordinary Share, in lieu of cash for the 2007 Interim Dividend, paid on 2nd November 2007, in respect of the Deferred Shares held by them on behalf of executive directors of CRH plc under the Company's performance-related incentive plan:



                    Number of Deferred                       Number of Deferred
                  Shares held prior to                        Shares held after
Name                    Scrip Election      Scrip Election       Scrip Election
----                    --------------      --------------       --------------

T.W. Hill                        8,714                  45                8,759
M. Lee                           5,907                  31                5,938
W.I. O'Mahony                   13,585                  71               13,656


Contact
Neil Colgan
Assistant Company Secretary
Tel: 00 3531 6344340



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date:  02 November, 2007



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director